July 1, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Commissioners:

We have read the statement made by Critical Home Care, Inc. under Item 4(a), which was filed with the Commission on June 30, 2004, as part of the Company's form 8-K/A report dated June 30, 2004.  Such Form 8-K/A also withdraws, replaces and restates Item 4(a) of Form 8-K dated June 29m 2004 in its entirety.  We agree with the statements concerning our Firm in such Form 8-K/A, except we are not in a portion to agree or disagree with the statements concerning the actions of the Board of Directors and Audit Committee of Critical Home Care, Inc.

Very truly yours,

Marcum & Kliegman LLP